EXHIBIT 99.19

Central Gold–Trust

Friday October 28, 2005

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$)) today released selected financial information in U.S. $ relating to results of operations for the nine months ended September 30, 2005.

CENTRAL GOLD–TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	September 30 2005	December 31 2004

Net assets:
Gold at market	$ 58,165,738	53,833,266
Interest-bearing cash deposits	1,739,906	2,013,699
Prepaid expenses & other	12,692	1,436

	59,918,336	55,848,401
Accrued liabilities	(57,451)	(89,940)

Net assets representing Unitholders' equity	$ 59,860,885	55,758,461

Represented by:
Capital: 3,277,500 (2004: 3,277,500)
Units issued and outstanding	$ 48,200,337	48,200,337
Retained earnings (inclusive of unrealized
appreciation (depreciation) of investments)	11,660,548	7,558,124

	$ 59,860,885	55,758,461

Net asset value per Unit	$ 18.26	17.01

Net asset value per Unit
expressed in Canadian dollars	$ 21.21	20.48

Exchange rate: US $1.00=Cdn.	$ 1.1611	1.2036

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $4,102,424 to $59,860,885 during the nine months ended September 30, 2005. The increase in net assets was attributable to the higher price of gold at September 30, 2005.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004

Income (loss):
Interest	$ 31,715	14,473	$ 11,404	4,114
Unrealized appreciation (depreciation)
of investments	4,362,496	(37,851)	4,490,221	1,789,215

	4,394,211	(23,378)	4,501,625	1,793,329

Expenses:
Administration fees	$ 132,740	86,729	$ 45,271	29,088
Safekeeping, insurance
& bank charges	38,480	24,978	13,299	8,441
Trustee fees and expenses	28,995	31,114	11,380	11,379
Audit fees	27,132	23,898	7,039	6,000
Legal fees	25,095	36,464	6,000	8,376
Registrar and transfer agent fees	10,961	10,636	2,682	2,480
Unitholder information	10,688	11,339	2,346	1,838
Regulatory filing fees	8,437	10,632	—	411
Stock Exchange fees	8,376	7,117	2,792	2,436
Miscellaneous	196	239	57	10
Foreign currency exchange loss	687	185	103	960

Total operating expenses	291,787	243,331	90,969	71,419

Net income (loss)
(inclusive of unrealized
appreciation (depreciation) of
investments)	$ 4,102,424	(266,709)	$4,410,656	1,721,910

Net income (loss) per unit:
(inclusive of unrealized
appreciation (depreciation)
of investments)	$ 1.25	(0.12)	$ 1.34	0.75

The net income for nine months ended September 30, 2005 amounted to $4,102,424 ($1.25 per unit) compared to a loss of $266,709 ($0.12 per unit) for the same period in 2004 after deducting operating costs of $291,787 (2004: $243,331). The net income for the nine months is a result of unrealized appreciation of investments less operating costs. Appreciation and depreciation of investments are included in income statements as required by CICA Accounting Guideline 18.

Operating expenses as a percentage of the average of the month-end net assets were 0.53% for the nine months ended September 30, 2005 compared to 0.68% for the same nine-month period in 2004. For the twelve months ended September 30, 2005, the operating expense rate was 0.56% compared to 0.93% for the same twelve-month period in 2004.

Central Gold-Trust operates as a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At September 30, 2005, the units of Central Gold-Trust were 97.2% invested in unencumbered, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).